

April 2, 2012

Via Email
Mr. Robert Castle
Chief Executive Officer
DigitalTown, Inc
11974 Portland Ave
Burnsville, MN 55337

      Re: DigitalTown, Inc.
              Form 8-K filed March 22, 2012
              File No. 000-27225

Dear Mr. Castle:

We have reviewed your letter dated March 26, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 23, 2012.

Item 4.01 Changes in Registrant's Certifying Accountant

1.   We note that your revised disclosure in response to prior comment 2, regarding disagreements with MTK, still only addresses the year ended February 28, 2011 and through the date of the Form 8-K. Please revise your disclosure to state, if true, that there have been no disagreements with MTK during the two most recent fiscal years through the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-K.

2.   Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

You may contact me at (202) 551-3564 if you have questions.

Sincerely,

/s/ Melissa Kindelan

Melissa Kindelan
Staff Accountant